OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CEREPLAST, INC.

Full Name of Registrant
Not Applicable

Former Name if Applicable
3411-3433 West El Segundo Boulevard

Address of Principal Executive Office (Street and Number)
Hawthorne, California, 90277

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Cereplast, Inc. (“the Company”) needed additional time to complete accounting and reporting for certain disclosures and the final review of its Quarterly Report on Form 10-Q for the three months ended March 31, 2009. The Company expects that it will be able to complete the remaining work in time to file its Form 10-Q with the Securities and Exchange Commission for the quarterly period ended March 31, 2009 within the five-day extension provided by Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Frederic Scheer	310	676-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss for the first quarter is expected to decrease compared to the same period in the prior year as a result of enhanced gross profit margins, reduced operating expenses associated with leveraging of staff resources, improved processes and cost control, and rigorous market and customer selection.

Net sales are expected to decrease during the first quarter of 2009 compared to the same period in the prior year due to decreased demand from existing customers as a result of the general economic downturn and global drop in demand. The reduction in orders from existing customers is expected to be partially offset by sales to new, significant customers with whom the Company finalized long term contracts during the first quarter.

Gross profit margin for the first quarter is expected to increase compared to the same period in the prior year due to the Company’s ability to implement price increases across most grades of resin, a higher proportion of sales volumes with commercially mature customers and applications and recently implemented cost and organization efficiency improvements.

Operating expenses are expected to decrease for the first quarter compared to the same period in the prior year primarily due to reductions in salaries and wages. In additional decreased spending on marketing and professional fees was enabled by focusing our “pipeline process” for technical development and expansion of our resin families and implementing more rigorous market and customer selection processes.

The Company is not able to definitively quantify the changes in net loss, net sales, gross profit or operating expenses until the Company’s preparation and review of the financial statements to be included in the Form 10-Q are completed.

CAUTIONARY STATEMENTS

This Form 12b-25 may contain “forward-looking statements,“ as that term is used in federal securities laws, about our financial condition, results of operations and business. These statements include, among others, statements concerning the potential benefits that we may experience from its business activities and certain transactions it contemplates or has completed; and statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. These statements may be made expressly in this Form 12b-25. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “opines,” or similar expressions used in this Form 12b-25. These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results to be materially different from any future results expressed or implied by us in those statements. The most important facts that could prevent our company from achieving its stated goals include, but are not limited to: inability to raise sufficient additional capital to finance operations, potential fluctuation in quarterly results, our failure to earn profits, inadequate capital to expand our business, inability to raise additional capital or financing to implement our business plans, decline in demand for our products and services, rapid and significant changes in markets and other factors which encourage use of bioplastics, failure to successfully commence operations at our new Seymour facility and relocate manufacturing activities from California to Indiana, failure to commercialize new grades of resin being pursued in our technical / market development “pipeline”, competitor actions which curtail our market share, negatively affect pricing or limit sales growth, inability to retain employees as a result of deferral of payment of salaries to preserve cash, litigation with or legal claims and allegations by outside parties, and insufficient revenues to cover operating costs.

There is no assurance that we will be profitable. We may not be able to successfully manage or market our products and services, attract or retain qualified executives and technology personnel or obtain additional customers for our products or services. Our products and services may become obsolete, government regulation may hinder our business, additional dilution in outstanding stock ownership may be incurred due to the issuance of more shares, warrants and stock options, or the exercise of outstanding warrants and stock options, and other risks inherent in our businesses.

Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution you not to place undue reliance on the statements, which speak only as of the date of this Form 12b-25. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that our company or persons acting on our behalf may issue. We do not undertake any obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Form 12b-25, or to reflect the occurrence of unanticipated events.

CEREPLAST, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2009	By	/s/ Frederic Scheer

Frederic Scheer, Chairman,
Chief Executive Officer and Director (Principal Executive Officer / Principal Financial Officer)